EXHIBIT 7

September 11, 2013

Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, OR 97258

Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201

RE:  Investor Letter Agreement

Reference is made to the Merger Agreement, dated as of the date hereof, between Sterling Financial Corporation (“Silver”) and Umpqua Holdings Corporation (“River”) (the “Merger Agreement”); capitalized terms have the meanings ascribed to them in the Merger Agreement.  The signatory hereto (“Holder”) is a party to a Second Amended and Restated Investment Agreement with Silver, dated May 25, 2010, as amended (the “Investment Agreement”).

1. Silver and Holder hereby agree that, effective upon the occurrence of the Effective Time, the Investment Agreement shall be amended as set forth on Exhibit A.

2. By signing this letter agreement, River hereby (a) affirms that it shall, and shall cause its subsidiaries to, fully perform the provisions of the Investment Agreement applicable to “the Company” from and after the Effective Time, as amended and modified by this agreement, (b) acknowledges and agrees that effective upon the occurrence of the Effective Time, the rights and obligations of “the Company” shall be the rights and obligations of River as the surviving corporation, and each reference in the Investment Agreement (including the Exhibits and Schedules thereto) to “the Company” or words of like import shall mean and be a reference to “Umpqua Holdings Corporation,” and (c) reaffirms that the terms and provisions of the Investment Agreement, as amended and modified by this agreement, shall remain in full force and effect from and after the Effective Time.  Holder hereby consents to the consummation of the Merger in accordance with the terms and conditions set forth in the Merger Agreement, solely for purposes of the Investment Agreement.

3. Holder has provided River with the statement regarding Holder supporting the Merger pursuant to the initial joint press release of River and Silver announcing the Merger, in form and substance attached hereto as Exhibit B, and hereby consents to the inclusion thereof in the initial press release announcing the Merger.  Holder agrees to vote all shares of Silver Common Stock beneficially owned by it and entitled to vote at the Silver Meeting in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger) unless (i) the Silver Board shall have effected a Change In Board Recommendation, (ii) the Silver Meeting (including any adjournments thereof) shall have concluded with the vote contemplated by Section 3.3(a)

of the Merger Agreement having been taken, (iii) the Merger Agreement shall have been amended or modified without Holder’s written consent or (iv) the Termination Date or the Effective Time shall have occurred.

4. Holder agrees that, from and after the date hereof, Holder will not and will direct and use its reasonable efforts to cause the Holder’s Representatives not to, directly or indirectly, (a) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information), or take any other action designed to facilitate any inquiries or proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal or (b) participate in any negotiations regarding an Alternative Transaction or Acquisition Proposal; provided that nothing in this Agreement shall limit Holder or its Representatives from taking any actions Silver or its Representatives are permitted to take under Section 6.3 or 6.11 of the Merger Agreement (including, without limitation, those actions contemplated by the first proviso in Section 6.11(a) if applicable to Silver).  The restrictions in this paragraph 4 shall terminate and be of no further force or effect if (i) the Silver Board shall have effected a Change In Board Recommendation, (ii) the Silver Meeting (including any adjournments thereof) shall have concluded with the vote contemplated by Section 3.3(a) of the Merger Agreement having been taken, (iii) the Merger Agreement shall have been amended or modified without Holder’s written consent or (iv) the Termination Date or the Effective Time shall have occurred.

5. Nothing contained herein shall be construed to limit the ability of any Representative or affiliate of Holder that serves as a director or observer on the Board of Directors of Silver to discharge his or her fiduciary duties in such capacity.

6. This letter agreement shall automatically be void and of no force or effect in the event that the Merger Agreement is terminated in accordance with its terms, and in such event Holder shall have no liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Holder shall not be relieved or released from any liabilities or damages arising out of its willful, knowing and material breach of any provision of this letter agreement prior to termination of the Merger Agreement; provided that, upon termination of the Merger Agreement under circumstances where the Termination Fee is payable to River and such Termination Fee is paid in full, River shall be precluded from any remedy against Holder in connection with this letter agreement or the transactions contemplated hereby, at law or in equity or otherwise, and River shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Holder or its affiliates or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this letter agreement or the transactions contemplated hereby.

7. From and after the Effective Time, Holder shall have no further liabilities or obligations under Section 3 or Section 4 of this letter agreement.

2

Yours sincerely,

THOMAS H. LEE EQUITY FUND VI, L.P.

By:	THL Equity Advisors VI, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/ Thomas M. Hagerty
Name:	Thomas M. Hagerty
Title:	Managing Director

THOMAS H. LEE PARALLEL FUND VI, L.P.

By:	THL Equity Advisors VI, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/ Thomas M. Hagerty
Name:	Thomas M. Hagerty
Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.

By:	THL Equity Advisors VI, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/ Thomas M. Hagerty
Name:	Thomas M. Hagerty
Title:	Managing Director

[Signature Page to Investor Letter Agreement – Thomas H. Lee]

Acknowledged and Agreed:

UMPQUA HOLDINGS CORPORATION

By:	/s/ Raymond P. Davis
Name:	Raymond P. Davis
Title:	Chief Executive Officer and President

STERLING FINANCIAL CORPORATION

By:	/s/ Patrick J. Rusnak
Name:	Patrick J. Rusnak
Title:	Chief Financial Officer

[Signature Page to Investor Letter Agreement – Thomas H. Lee]

Exhibit A
Amendments to Investment Agreement

Contingent upon, and effective upon the occurrence of the Effective Time:
(a)           Sections 4.1, 4.2, 4.3, 4.4(d), 4.4(e), 4.4(f) and 4.5 of the Investment Agreement shall each be deleted in their entirety and each replaced with: “[Reserved]”

(b)           Section 4.4(a) of the Investment Agreement shall be amended and restated in its entirety as follows:

“The Board of Directors of the Company shall cause the Board Representative to be elected or appointed, subject to satisfaction of all legal and governance requirements regarding service as a director of the Company and to the approval of the Company’s Nominating Committee (the “Nominating Committee”) (such approval not to be unreasonably withheld or delayed), to the Board of Directors of the Company at the Effective Time (as defined in the Merger Agreement) and thereafter as long as the Investor owns the Qualifying Ownership Interest.  “Board Representative” shall mean Joshua D. Bresler or such successor as the Investor shall designate as provided herein.  “Qualifying Ownership Interest” shall mean 4.9% or more of the number of shares of Common Stock outstanding (counting as shares of Common Stock owned by the Investor and outstanding, all shares of Common Stock into which the Warrant owned by the Investor is convertible, and excluding all Common Shares issued by the Company after the date hereof other than as contemplated by the Merger Agreement).  The Company shall be required to recommend to its stockholders the election of the Board Representative to the Board of Directors at all of the Company’s applicable annual meetings, subject to satisfaction of all legal and governance requirements regarding service as a director of the Company and to the approval of the Nominating Committee (such approval not to be unreasonably withheld or delayed).  If the Investor no longer has a Qualifying Ownership Interest, the Investor shall have no further rights under Section 4.4(a) through 4.4(c) and, in each case, at the written request of the Board of Directors, shall use all reasonable best efforts to cause its Board Representative to resign from the Board of Directors as promptly as possible thereafter.

The Board Representative shall be entitled to the same compensation and same indemnification in connection with his role as a director as the other members of the Board of Directors and be entitled to reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or any committee thereof, to the same extent as the other members of the Board of Directors.  The Company shall notify the Board Representative of all regular meetings and special meetings of the Board of Directors and of all regular and special meetings of any committee of the Board of Directors of which the Board Representative is a member.  The Company shall provide the Board

Representative with copies of all notices, minutes, consents and other material that it provides to all other members of the Board of Directors concurrently as such materials are provided to the other members.”

(c)           For purposes of Section 4.9(a)(1) of the Investment Agreement, River, as successor-in-interest to Silver, may satisfy its obligation to keep a Shelf Registration Statement (as defined in the Investment Agreement) “continuously effective” by either filing a new Shelf Registration Statement on the Closing Date covering the Registrable Securities (as defined in the Investment Agreement) or including the Registrable Securities under an existing Shelf Registration Statement of River, effective as of the Closing Date.  For the avoidance of doubt, River shall thereafter keep such Shelf Registration Statement effective, pursuant to the terms of Section 4.9(a)(1) of the Investment Agreement, until the time as there are no Registrable Securities outstanding.

(d)           [Reserved]

(e)           Section 4.9(a)(2) of the Investment Agreement shall be amended and restated in its entirety as follows:

(a) “Any registration pursuant to this Section 4.9(a) shall be effected by means of a shelf registration under the Securities Act (a “Shelf Registration Statement”) in accordance with the methods and distribution set forth in the Shelf Registration Statement and Rule 415. If the Investor intends to distribute any Registrable Securities by means of an underwritten offering they shall promptly so advise the Company (a “Takedown Request”) and the Company shall give prompt written notice of such Takedown Request to Warburg (so long as it still holds Registrable Securities), include in such distribution any Registrable Securities promptly requested to be included by Warburg following receipt of notice of the Takedown Request, and take all reasonable steps to facilitate such distribution, including the actions required pursuant to Section 4.9(c).

Each Takedown Request shall specify the number of Registrable Securities proposed by the Investor or such other holder(s) to be included in such underwritten offering, the intended method of distribution and the estimated gross proceeds of such underwritten offering, which may not be less than $15 million.  The underwriters shall be selected jointly by (a) the holders of a majority of the Registrable Securities participating in the distribution and (b) the holders of a majority of the Registrable Securities (as defined in the Warburg Investment Agreement) to be distributed by Warburg.  If the managing underwriters advise the Company that in their reasonable opinion the number of securities requested to be included in such offering exceeds the number which can be sold without adversely affecting the marketability of such offering (including an adverse effect on the per share offering price), the Company shall include in such distribution only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities shall be selected pro rata from (i) the Investor and (ii) Warburg on the basis of the aggregate number of such securities that have been requested to be so included, subject to the terms of this Agreement.”

(f)           Section 4.9(c)(8) of the Investment Agreement shall be amended by replacing the reference to “Section 4.05(d)” with “Section 4.9(d).”

(g)           [Reserved]

(h)           The definition of “Registration Expenses” in Section 4.9(k)(5) of the Investment Agreement shall be amended by adding the following parenthetical after the words “Selling Expenses”: “(which shall be borne in any event by the Holder)”.

(i)           Section 4.18(e) of the Investment Agreement shall be deleted in its entirety and replaced with: “[Reserved].”

(j)           Section 4.19 of the Investment Agreement shall be deleted in its entirety and replaced with: “[Reserved].”

(k)           Section 6.7(2) of the Investment Agreement shall be amended and restated in its entirety as follows:

Umpqua Holdings Corporation

with a copy (which copy along shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attention:        Edward D. Herlihy
                      Matthew M. Guest
Facsimile:       (212) 403-2000

(l)           Section 6.8(b) of the Investment Agreement shall be amended and restated in its entirety as follows:

“(b) except for an assignment to a third party contemplated by Section 4.18(a) or 4.9 (subject to compliance with such respective Section), this Agreement shall not be assignable by operation of law or otherwise (any attempted assignment in contravention hereof being null and void), except that the Investor shall be permitted to assign any or all of its rights or obligations hereunder to any Affiliate entity, but only if such Affiliate agrees in writing to undertake such assigned obligations of the assigning Investor hereunder for the benefit of the Company, with a copy thereof to be furnished to the Company (any such transferee shall be included in the term “ Investor”); provided, further, that no such assignment shall relieve the Investor of any of its obligations under this Agreement, and”.

Except as set forth above, the terms and provisions of the Investment Agreement shall remain in full force and effect. At or after the Effective Time, each reference in the Investment Agreement (including the Exhibits and Schedules thereto) to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Investment Agreement shall mean and be a reference to the Investment Agreement as amended by this letter agreement.

Exhibit B

FOR IMMEDIATE RELEASE

Media Contacts
Eve Callahan	Cara Coon
SVP, Corporate Communications	VP, Communications and Public Affairs Director
503.727.4188	509.626.5348
evecallahan@umpquabank.com	cara.coon@bankwithsterling.com

Investor Contacts
Ron Farnsworth	Patrick J. Rusnak
EVP/Chief Financial Officer	EVP/Chief Financial Officer
503.727.4108	509.227.0961
ronfarnsworth@umpquabank.com	pat.rusnak@bankwithsterling.com

STERLING FINANCIAL CORPORATION TO MERGE WITH
UMPQUA HOLDINGS CORPORATION

-Will create West Coast’s largest community bank with 394 locations in five states
-Sterling shareholders to receive a fixed exchange ratio combination of 1.671 shares of Umpqua stock and $2.18 in cash per Sterling share

Portland, Ore. and Spokane, Wash. – September 11, 2013 – Umpqua Holdings Corporation (UMPQ) and Sterling Financial Corporation (STSA) announced today that they have entered into a definitive agreement pursuant to which Sterling will merge with and into Umpqua. The transaction will have a total value of approximately $2.0 billion.

The merger will result in the West Coast’s largest community bank with expanded geographic reach. The combined organization will have approximately $22 billion in assets, $15 billion in loans and $16 billion in deposits, with 5,000 associates and 394 stores across five states – Oregon, Washington, Idaho, California and Nevada. Umpqua and Sterling have also agreed to establish and fund a $10 million community foundation, underscoring their mutual commitment to serving their communities.

Upon completion of the merger, the company will operate under the Umpqua Bank name and brand. It will continue to deliver the high-touch level of service that Umpqua and Sterling customers expect, with an expanded branch and ATM network and a broad range of products and expertise in retail, small business, private and corporate banking; asset and wealth management; and securities brokerage.

Umpqua Holdings Corporation will continue to be led by Ray Davis as president and CEO. Sterling president and CEO Greg Seibly will join Umpqua Bank as co-president, with Umpqua Bank co-president Cort O’Haver serving in the same capacity.

Sterling Financial Corporation to Merge With Umpqua Holdings Corporation
September 11, 2013

“Together, Umpqua and Sterling will create something unique in the financial services industry, an organization that offers the products and expertise of a large bank but delivers them with the personal service and commitment of a community bank,” said Ray Davis. “With our size, shared cultures and financial strength, our combined organization will be uniquely positioned to deliver value for our associates, customers, communities and shareholders. We look forward to starting the process of bringing our companies together.”

"Sterling has emerged from its 2010 recapitalization a stronger, more profitable bank," said Greg Seibly, president and CEO of Sterling Financial Corporation. "Over the past ten quarters we have consistently demonstrated a trend of improved profitability because of our employees' unwavering commitment to their customers and their communities. We admire Umpqua's shared commitment to community banking and look forward to working with them to create one of the strongest, most innovative community banks in the country."

The boards of directors of both companies have unanimously approved the transaction. Upon completion, the combined Company’s board will have 13 directors, comprised of nine representatives from Umpqua and four representatives from Sterling. Peggy Fowler will continue as board chair.

Funds affiliated with Thomas H. Lee Partners, L.P. (“THL”) and Warburg Pincus (“WP”), the two largest shareholders of Sterling, each owning approximately 20.8% of Sterling’s outstanding common stock, have agreed to vote in favor of and fully support the transaction, and THL and WP have the right to designate a representative of each firm to serve on the board of directors of the combined company following closing.

David Coulter, WP’s Vice Chairman, said, “We have been very pleased with what Sterling has achieved since we made our investment in 2010, and are delighted with the decision to combine with Umpqua. Umpqua has a long record of achievement and creating shareholder value, and together with Sterling will create what we believe will be the leading community bank in the West.”

Josh Bresler, Managing Director at THL, said, "The great potential that initially attracted us to making a significant investment in Sterling three years ago has been realized through the successful efforts of Greg Seibly and the entire Sterling team, and the merger with Umpqua is the logical next step for Sterling. The merger pairs two companies with exceptional management teams and franchises, and we believe it will create substantial value for us and all of the shareholders of both companies."

Under the terms of the agreement, Sterling shareholders will receive 1.671 shares of Umpqua common stock and $2.18 cash for each share of Sterling common stock. The total value of the Sterling merger consideration, based on the closing price of Umpqua shares on September 11, 2013 of $16.96, is $30.52.

The transaction is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes and Sterling shareholders are not expected to recognize any taxable gain or loss in connection with the share exchange to the extent of the stock consideration received. Giving effect to the transaction, existing shareholders of Umpqua are expected to own approximately 51% of the outstanding shares of the combined company at closing, and Sterling shareholders are expected to own approximately 49%.

Sterling Financial Corporation to Merge With Umpqua Holdings Corporation
September 11, 2013

Umpqua expects the acquisition to be 12% accretive to 2015 operating earnings per share with 100% of synergies phased in. Tangible book value per common share is expected to be diluted by 4.6% at closing, with a two-and-one-half year earnback on a proforma basis.

Completion is expected during the first half of 2014, and is subject to approval by each company’s shareholders, regulatory approvals and other customary closing conditions.

J.P. Morgan Securities LLC served as financial advisor and provided a fairness opinion to Umpqua’s board, and Wachtell, Lipton, Rosen & Katz served as legal counsel to Umpqua. Sandler O’Neill + Partners, L.P. served as financial advisor and provided a fairness opinion to Sterling’s board, and Davis Polk & Wardwell LLP served as legal counsel to Sterling.

Conference call
Umpqua and Sterling will host an investor conference call to discuss the merger tomorrow, September 12, 2013, at 9:00 a.m. PDT. The conference call can be accessed by dialing 888-299-7207, passcode 9113028. A replay will be available at 888-203-1112, passcode 9113028.  In connection with the announcement of the transaction, an investor presentation will be filed with the SEC and will be available on Umpqua’s website at www.umpquaholdingscorp.com and on Sterling’s website at www.sterlingfinancialcorporation.com.

About Umpqua Holdings Corporation
Umpqua Holdings Corporation (NASDAQ: UMPQ) is the parent company of Umpqua Bank, an Oregon-based community bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has locations between San Francisco, California, and Seattle, Washington, along the Oregon and Northern California Coast, Central Oregon and Northern Nevada. Umpqua Holdings also owns a retail brokerage subsidiary, Umpqua Investments, Inc., which has locations in Umpqua Bank stores and in dedicated offices in Oregon. Umpqua Private Bank serves high net worth individuals and non-profits, providing trust and investment services. Umpqua Holdings Corporation is headquartered in Portland, Oregon. For more information, visit www.umpquaholdingscorp.com.

About Sterling Financial Corporation
Sterling Financial Corporation (NASDAQ:STSA) of Spokane, Washington, is the bank holding company for Sterling Savings Bank, a Washington state chartered and federally insured commercial bank. Sterling Savings Bank does business as Sterling Bank in Washington, Oregon and Idaho and as Sonoma Bank and Borrego Springs Bank in California. The bank offers banking products and services, mortgage lending, and trust and investment products to individuals, small businesses, corporations and other commercial organizations. As of June 30, 2013, Sterling Financial Corporation had assets of $9.94 billion and operated depository branches in Washington, Oregon, Idaho and California. Visit Sterling Financial Corporation’s website at www.sterlingfinancialcorporation.com.

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Umpqua Holdings Corporation (“Umpqua”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sterling Financial Corporation (“Sterling”) and Umpqua, and Sterling and Umpqua will each

Sterling Financial Corporation to Merge With Umpqua Holdings Corporation
September 11, 2013

file other documents with respect to the proposed merger.  A definitive joint proxy statement/prospectus will be mailed to shareholders of Sterling and Umpqua.  Investors and security holders of Sterling and Umpqua are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Umpqua or Sterling through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Umpqua will be available free of charge on Umpqua’s internet website at www.umpquaholdingscorp.com  or by contacting Umpqua’s Investor Relations Department at 503.268.6675.  Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s internet website at www.sterlingfinancialcorporation.com or by contacting Sterling’s Investor Relations Department at 509.358.8097.

Umpqua, Sterling, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Umpqua is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, which were filed with the SEC on May 2, 2013 and August 6, 2013, respectively, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on February 25, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on January 14, 2013, April 11, 2013 and April 22, 2013, respectively.  Information about the directors and executive officers of Sterling is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 27, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 15, 2013, and its Current Reports on Form 8-K or 8-K/A, which were filed with the SEC on January 28, 2013, March 4, 2013, May 2, 2013 (Item 5.07), May 10, 2013, June 20, 2013 and August 9, 2013, respectively.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, “plan”, “seek”, “should”, “would”, “estimate” and similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts.  These forward-looking statements are subject to numerous risks and uncertainties.  Actual results may differ materially from the results discussed in these forward-looking statements because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond Sterling’s and Umpqua’s control.  These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of Sterling or Umpqua in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to promptly and effectively integrate the businesses of Sterling and Umpqua; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions.  Sterling and Umpqua undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Umpqua’s and Sterling’s most recent Form 10-K and 10-Q reports and to Sterling’s and Umpqua’s most recent Form 8-K reports, which are available online at www.sec.gov.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Umpqua or Sterling.

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